Exhibit 99.2
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 77811800
Press release
Rio Tinto Alcan completes the sale of its equity stake in Ningxia aluminium smelter for US$125 million
26 January 2009
Rio Tinto Alcan has completed the sale of its 50 percent equity share of the Alcan Ningxia aluminium joint venture in China to Qingtongxia Aluminium Group Co Ltd (QTX) for gross cash consideration of US$125 million. In addition, Rio Tinto Alcan received US$13 million for the cancellation of an option right to expand at the Qingtongxia smelter complex. Alcan Ningxia joint venture owns a 160,000 tonne per year potline in Qingtongxia.
“Despite the challenges of the current market, we have completed a transaction that creates clear value both for Rio Tinto Alcan and QTX. We have sold our stake in Alcan Ninxgia, after being approached by our partner QTX in late 2007, to further our business model of investing in low cost, large scale, and long-term assets,” said Dick Evans, chief executive, Rio Tinto Alcan.
Rio Tinto Alcan’s sale of its stake in Alcan Ningxia is in line with Rio Tinto’s global divestment strategy and the Rio Tinto Group’s commitment to preserving value for shareholders by conserving cashflow and reducing levels of debt in response to global economic conditions.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
The original equity investment in 2004 was US$110 million (US$55 million in cash and U$S55 million as a loan to the joint venture).
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